September 29, 2023

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the "Trust") (File Nos. 811-21114 and 333-89822) Request for Acceleration of
Effective Date of Post-Effective Amendment Nos. 279, 280, and 281 to the Registration Statements
on Form N-1A (collectively, the "Registration Statements") pertaining to each of ProShares Ether
Strategy ETF, ProShares Bitcoin & Ether Market Cap Weight Strategy ETF (formerly named
"ProShares Bitcoin & Ether Strategy ETF"), and ProShares Bitcoin & Ether Equal Weight Strategy
ETF, respectively.

Dear Mr. Rosenberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statements, which were filed with the U.S. Securities and Exchange Commission on September 29, 2023 via EDGAR be accelerated so that each will become effective Friday, September 29, 2023, or as soon thereafter as practicable.

SEI Investments Distribution Co., the principal underwriter for ProShares Trust, has also signed this letter requesting acceleration.

If you have any questions concerning this request, please do not hesitate to contact me at (240) 497-

6400.

ProShares Trust		SEI Investments Distribution Co.
/s/ Richard F. Morris		/s/ John Munch
_______________________		________________
By:	Richard F. Morris	By:	John Munch
Title:	Chief Legal Officer and Secretary	Title:	General Counsel